

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 20, 2017

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
925 North La Brea Avenue
Los Angeles, CA 90038

> **Re:** **StartEngine Crowdfunding, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 6, 2017**
> **File No. 024-10738**

Dear Mr. Marks:

We have reviewed your publicly-filed offering statement and have no further comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Sarah Hanks, Esq.
      Jamie Ostrow, Esq.
      KHLK, LLP